WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

February 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: William Demarest
Mail Stop 3010

RE:	WES Consulting, Inc.
Form 10-K and 10-K/A for the year ended December 31, 2008
Filed February 28, 2009 and May 28, 2009
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2009
Filed May 14, 2009, August 14, 2009, and November 18, 2009
Comment Letter December 23, 2009
File No. 000-53314

Dear Mr. Demarest:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 23, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in our filings referenced above.

Form 10-Q for the period ended September 30, 2009

Part 1. Financial Information, page 3

1.
Please advise us why you have presented the historical financial information of Liberator, Inc. in your Form l0-Q for the quarter ended September 30, 2009, given that the merger between WES Consulting and Liberator was not consummated until October 19, 2009. It appears that you should have presented the historical financial information of WES Consulting, Inc. in your Form l0-Q for the quarter ended September 30, 2009, with the merger described in a subsequent event footnote. In order to avoid a lapse in reporting, the historical financial statements of Liberator for the quarter ended September 30, 2009 should have been filed on Form 8-K not more than 45 days following the end of the period. Furthermore, the Form 10-Q to be filed for the quarter ended December 31, 2009 should reflect the operating results of Liberator, including the acquisition of WES Consulting from the date the merger was consummated.

William Demarest
Securities and Exchange Commission
February 22, 2010

Response:   The historical financial information of Liberator, Inc. was included by mistake in the Company’s Form 10-Q for the quarter ended September 30, 2009.  We have revised the financial information included with an amendment to such Form 10-Q (the “Amended 10-Q”) as suggested by the Staff.  The Company will revise its Form 8-K filed October 22, 2009 to include the historical financial statements of Liberator, Inc. for the quarter ended September 30, 2009.  The Company’s Form 10-Q for the quarter ended December 31, 2009 was filed February 19, 2010 and reflects the operating results of Liberator.

Consolidated Condensed Balance Sheets, page 3

2.	In future filings, please distinguish the year end balance sheet information as audited, if applicable.

Response:  We will distinguish the year end balance sheet information as audited, if applicable, in future filings.

Consolidated Condensed Statements of Operations, page 4

3.	Please tell us and disclose in future filings the circumstances surrounding the gain on forgiveness of debt recognized during the quarter ended September 30, 2009.

Response:  The debt in question was debt owed to a former majority shareholder of the Company.  The shareholder agreed to cancel $31,382 in debt as part of a July 24, 2009 transaction where Belmont Partners, LLC purchased a majority stake in the Company from that shareholder.  Pursuant to ASC Subtopic 470-50, Extinguishment of Debt,… “when a debtor is legally released from being the primary obligor by a creditor, the gain or loss is considered an ordinary gain or loss, and is a separate item in net income before extraordinary items.”  We will also provide such disclosures in future filings.

4.	Please advise us of your basis for recording expenses related to the reverse acquisition as non-operating.

Response:  We recorded expenses related to that acquisition in loss from continuing operations pursuant to ASC 225.

Note 1 - Organization and Nature of Business, page 6

5.	Please define "Company" the first time that it appears in your filing, and revise to use it consistently throughout the document.

Response:  We have made such revisions in the Amended 10-Q accordingly.

William Demarest
Securities and Exchange Commission
February 22, 2010

Note 9 - Commitments and Contingencies, page 12

Common Stock Issuance, page 13

6.
You disclose that Liberator acquired the majority of the issued and outstanding common stock of WES Consulting on September 2, 2009. You further disclose that Liberator acquired an additional 972,000 shares (80.7%) of WES Consulting on the closing date, which is defined as October 19, 2009.  Please reconcile these statements by clearly explaining the details of the transaction, including the role of Belmont Partners LLC in future filings. Please provide us with your proposed disclosure.

Response:  The original Form 10-Q defined two different closing dates as “Closing Date.”  The October 19, 2009 date was the closing of the merger transaction between the Company and Liberator.  The September 2, 2009 date was the closing of Liberator’s purchase of shares of our common stock from Belmont Partners LLC, which is the event during which Liberator purchased the 972,000 shares of our common stock.  We have revised our Amended 10-Q to reconcile these statements, and we will use such revised language in future filings to explain these transactions.

Note 11 - Equity, page 14

Preferred Stock, page 14

7.	Please clarify to us and in future filings whether the conversion of the Series A Preferred Stock requires common shares issued upon conversion to be registered.

Response:  The conversion of our Series A Preferred Stock will not require the shares of common stock issued upon conversion to be registered.  We will disclose this information in future filings.

8.	The comment above notwithstanding, please tell us whether there are any circumstances in which the registrant would be required to cash settle the conversion of the Series A Preferred Stock.

Response:  There are no circumstances set forth in our proposed “Designation of Rights and Preferences of Series A Convertible Preferred Stock” in which the Company would be required to cash settle the conversion of the Series A Preferred Stock.

Warrants, page 15

9.	We note that you consummated a reverse merger with OneUp Innovations during fiscal 2009. To the extent material, please include a discussion of this transaction in future filings.

Response:  The merger with OneUp Innovations occurred with Liberator, Inc., the entity with which we entered into a Merger and Recapitalization Agreement on October 19, 2009.  We have included a discussion of this transaction in our Form 10-Q for the quarter ended December 31, 2009, and we will disclose this information in other future filings.

William Demarest
Securities and Exchange Commission
February 22, 2010

Note 12 - Related Parties,  page 15

10.
Please provide to us, and disclose in future filings, a reconciliation of the carrying values of your related party notes. It is unclear how the related party notes payable described in this note agree to the carrying amounts recorded on your balance sheet.

Response:  The disclosure has been revised to indicate that as of December 31, 2009, the Company owes a former director $29,948 and the majority shareholder’s wife (who is also a Company officer) $76,000, with the total amount owed by the Company of $105,948.  We will disclose this information in future filings.

Exhibits 31.1 and 31.2

11.
Please confirm that your principal executive and principal financial officer signed the certifications in their own personal capacity.  Also, in future filings, including any amendments, please remove the title of the certifying officer(s) in the introductory paragraph of your certifications. Please ensure that the certifications are in the exact form prescribed in Item 601(B)(31) of Regulation S-K.

Response:  We confirm that the Company’s principal executive officer and principal financial offer signed those certifications in their own personal capacity.  The new Exhibit 31 certifications filed with the Amended 10-Q do not include the certifying officer’s title in the introductory paragraph and are in the exact form prescribed in Item 601(B)(31) of Regulation S-K.  Exhibit 31 certifications filed with future filings will also be in the exact form prescribed in Item 601(B)(31) of Regulation S-K.

12.
We note that you omitted the part of the introductory language in paragraph 4 of your certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and paragraph 4(b). Please amend your entire filing to include the certification in the exact form prescribed by Item 601 (B)(31) of Regulation S-K. Also, please see Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

Response:  We have amended the Exhibit 31 certifications accordingly.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

William Demarest
Securities and Exchange Commission
February 22, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

LIBERATOR, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer

cc:	Peter Hogan, Esq., Richardson & Patel LLP
Jamie H. Kim, Esq., Richardson & Patel LLP